FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

Item
1	Letter to the National Securities Commission of Argentina, dated July 30, 2009, regarding preliminary results as of June 30th , 2009

TRANSLATION

Item 1

Buenos Aires, July 30, 2009

Messrs.

National Securities Commission of Argentina

Ref.: Preliminary Results as of June 30th, 2009

Dear Sirs,

This letter is to inform you about the preliminary non-consolidated results of YPF S.A. for the period ended on June 30th, 2009 to be considered by the Board of Directors in their next meeting and whose revision by the External Auditor is still pending.

Million pesos
(Prevailing exchange rate Ps. 3.80 = US$ 1)
Sales	14,424
Operating Income	2,722
Net income for the period	1,047

Yours sincerely,

For YPF S.A.

IGNACIO C. MORAN
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 30, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer